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CUSIP No. 63910B102                             Page 1 of 6 pages
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                                                OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 2

                                 Nautilus, Inc.
                                ----------------
                                (Name of Issuer)


                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                    63910B102
                                    ---------
                                 (CUSIP Number)

                    Direct any Notices and Communications to:
                    -----------------------------------------
                              George J. Mazin, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112

                                   May 8, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 6 Pages

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
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CUSIP No. 63910B102                                                                     Page 2 of 6 pages
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        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PHILIP TIMON

        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     Not Applicable
           2
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  UNITED STATES OF AMERICA
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  2,185,829*
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           0
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          2,185,829*
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,185,829*
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.66%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------


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CUSIP No. 63910B102                                                                     Page 3 of 6 pages
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

*     Endowment  Capital,  L.P., and Long Drive,  L.P., each a Delaware  limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,185,829 shares of the common stock, no par value per share (the "Shares") of Nautilus, Inc., a Washington corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships. Mr. Philip Timon is the sole managing member of Endowment Capital Group, LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of May 9, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,185,829 Shares, or approximately 6.66% of the Shares deemed issued and outstanding as of that date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

ITEM 1.  Security and Issuer

         (a). Name of Issuer:  NAUTILUS, INC.

         (b). Address of Issuer's Principal Executive Offices:

              1400 NE 136th Avenue
              Vancouver, Washington 98684

         (c). Title of Class of Securities:  Common Stock, no par value

         (d). CUSIP Number: 63910B102

ITEM 2.  Identity and Background

         This Statement is being filed by Mr. Philip Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, DE 19801, who serves as the managing member of Endowment Capital Group, LLC, which is the sole general partner of the Limited Partnerships, and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships. The Limited Partnerships are each engaged in the investment in personal property of all kinds including but not limited to capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature. Mr. Timon has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Timon is a United States citizen.

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CUSIP No. 63910B102                                                                     Page 4 of 6 pages
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ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Limited Partnerships have invested an aggregate amount of $34,787,061.08 (exclusive of brokerage commissions) in the Shares of the Company reported hereunder. Some of these funds were invested directly in the Shares of the Company, and some were invested in securities convertible into, exercisable or exchangeable for Shares. The sources of the funds used to purchase the Shares of the Company held by the Limited Partnerships and the securities convertible into, exercisable or exchangeable for Shares by the Limited Partnerships are the working capital of the Limited Partnerships.


ITEM 4.  Purpose of Transaction.

         The Limited Partnerships acquired and continue to hold the Shares as a long-term investment. Mr. Timon utilizes a fundamental, research-driven process to identify companies as being fundamentally undervalued and possessing the potential for high growth. In implementing this process, Mr. Timon identified the Company as an entity satisfying his rigorous investment criteria.


ITEM 5.  Interest in Securities of the Issuer.

         Based upon the information set forth in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 16, 2006, there were 32,800,986 Shares issued and outstanding as of March 1, 2006. As of May 9, 2006, the Limited Partnerships own in the aggregate 2,185,829 Shares. Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of May 9, 2006, for purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,185,829 Shares, or approximately 6.66% of the Shares deemed issued and outstanding as of that date.

         Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

         The following table details the transactions during the sixty days prior to May 9, 2006 in Shares, or securities convertible into, exercisable or exchangeable for Shares, by Mr. Timon or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
Date                Transaction      Symbol        Description            # of Shares or      Price per Share or
                                                                          Units               Unit ($)

------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
          3/8/2006  BY               NLS           NAUTILUS INC                    10,000      $15.0500
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          3/9/2006  BY               NLS           NAUTILUS INC                    20,300     $14.9416
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          3/9/2006  BY               NLS           NAUTILUS INC                    30,000     $14.9157
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          3/9/2006  BY               NLS           NAUTILUS INC                    42,000     $15.0500
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
                                                   Put NAUTILUS INC Jul
          3/9/2006  CS               NLS+SV        12.50                             2,000    $0.6750
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

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
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CUSIP No. 63910B102                                                                     Page 5 of 6 pages
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



         3/10/2006  BY               NLS           NAUTILUS INC                    21,300     $14.9035
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/10/2006  BY               NLS           NAUTILUS INC                    11,500     $14.7523
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/10/2006  BY               NLS           NAUTILUS INC                    47,250     $14.8000
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/10/2006  BY               NLS           NAUTILUS INC                    14,900     $14.8957
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/10/2006  DI               NLS           NAUTILUS INC           -
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/13/2006  BY               NLS           NAUTILUS INC                    38,100     $15.1365
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/13/2006  BY               NLS           NAUTILUS INC                    35,000     $15.0944
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/14/2006  BY               NLS           NAUTILUS INC                    40,000     $14.6932
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/14/2006  BY               NLS           NAUTILUS INC                         200   $14.5750
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/15/2006  BY               NLS           NAUTILUS INC                      5,000    $14.8500
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/21/2006  BY               NLS           NAUTILUS INC                      5,000    $15.0344
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/21/2006  BY               NLS           NAUTILUS INC                    25,000     $15.1000
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
                                                   Put NAUTILUS INC Jan
         3/21/2006  CS               OND+MV        12.50                             1,000    $1.2000
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/22/2006  BY               NLS           NAUTILUS INC                         900   $14.9000
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/23/2006  BY               NLS           NAUTILUS INC                    19,100     $14.9632
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

         3/29/2006  BY               NLS           NAUTILUS INC                    12,000     $14.8008
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
                                                   Put NAUTILUS INC Jan
          4/3/2006  CS               OND+MV        12.50                             1,000    $1.1417
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          4/4/2006  SL               NLS           NAUTILUS INC                    30,000     $15.5375
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          4/4/2006  SL               NLS           NAUTILUS INC                      2,200    $15.7055
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          4/5/2006  SL               NLS           NAUTILUS INC                    25,000     $16.7104
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          4/6/2006  SL               NLS           NAUTILUS INC                      9,000    $16.8208
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
                                                   Put NAUTILUS INC Jan                       $
         4/13/2006  CS               OND+MV        12.50                             3,000    $0.7932
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/3/2006  SL               NLS           NAUTILUS INC                      3,000    $17.4140
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/4/2006  SL               NLS           NAUTILUS INC                    30,700     $18.5380
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/4/2006  SL               NLS           NAUTILUS INC                    10,000     $18.5350
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/8/2006  SL               NLS           NAUTILUS INC                    35,000     $18.4616
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/8/2006  SL               NLS           NAUTILUS INC                   101,800     $18.5456
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/8/2006  SL               NLS           NAUTILUS INC                   174,000     $18.4950
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/9/2006  SL               NLS           NAUTILUS INC                    10,500     $18.0939
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------

          5/9/2006  SL               NLS           NAUTILUS INC                    63,100     $18.2018
------------------- ---------------- ------------- ---------------------- ------------------- ----------------------


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
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CUSIP No. 63910B102                                                                     Page 6 of 6 pages
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                                                     PHILIP TIMON

Date:  May 10, 2006                                  By /S/ Philip Timon
                                                     Philip Timon, in his
                                                     capacity as sole managing
                                                     member of Endowment Capital
                                                     Group, LLC, the sole
                                                     general partner of
                                                     Endowment Capital, L.P. and
                                                     Long Drive, L.P.